Morgan Lewis

Beau Yanoshik
Partner
+1.202.373.6133
beau.yanoshik@morganlewis.com

<u>**via E-mail**</u>

February 28, 2025

Ms. Andrea Ottomanelli Magovern
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SSGA Active Trust (the "Registrant"); SEC File Nos. 333-173276 and 811-22542

Dear Ms. Magovern:

This letter responds to comments you provided via email on February 28, 2025, with respect to the SPDR SSGA Apollo IG Public & Private Credit ETF (the "Fund").

For your convenience we have restated your comments, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in the Fund's registration statement.

1. <u>Comment</u>: We have concerns regarding the Fund's liquidity management program under Rule 22e-4 under the Act.[1] It appears that the program would allow the Fund to rely solely on current bids from Apollo Global Securities, LLC ("Apollo") under the Agreement to Provide Firm Bid Quotations and Obligation to Purchase (the "Agreement") to find an AOS Investment not to be illiquid.[2] We acknowledge that the liquidity of any Fund portfolio position will depend on future circumstances, but we do not believe it would be sufficient for purposes of the rule to rely solely on current bids from Apollo.

---

[1] For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a "market value" of the relevant AOS Investment under Rule 22e-4(b)(1)(ii).

[2] Under the rule, "illiquid investment" means "any investment that the [F]und reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of" the rule.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004   **T** +1.202.739.3000
United States   **F** +1.202.739.3001

The agreement requires Apollo to provide three bids a day that remain open for 15 minutes. Further, Apollo has discretion to set the bid amount and is not required to provide bids that reflect the current market value of a position by any objective measure.[3] A current bid, soon expiring, therefore, will tell the Fund at what price the Fund can dispose of that position at that very time, but would not provide an indication of what price will be available to the Fund when Apollo delivers the next bid.

Rule 22e-4(b) requires the Fund to "adopt and implement a written liquidity management program … that is reasonably designed to assess and manage its liquidity risk." (emphasis added).[4] A program that contemplates a liquidity assessment that focuses on a single point in time, regardless of what liquidity might be available past that moment does not seem reasonable for such purpose. In fact, Apollo's next bid might come in significantly lower, so that the position would become immediately illiquid. This approach is unlike the common situation where a fund relies on quotes from market participants, an underlying market exists, and quotes generally reflect that market. In that case, it seems reasonable for a fund to rely on those quotes expecting future quotes would continue to reflect market value, so that a lower quote would not typically mean that a position has become illiquid, but rather that its market value has decreased. We recognize that will also be the case at times for AOS Investments; our comment only refers to situations where the Fund does not have other sources of liquidity available other than a bid from Apollo and no such underlying market exists.

Response: The Registrant represents that the Fund will not rely solely on current bids from Apollo under the Agreement to find an AOS Investment not to be illiquid. In addition, the Registrant will review and, if necessary, revise the registration statement disclosure to ensure that it is consistent with the above representation.

2. Comment: Please disclose in the Fund's registration statement that it values its entire portfolio, including AOS Investments, daily.

Response: The Registrant agrees to update the Fund's registration statement to confirm that the Fund values its entire portfolio, including AOS Investments, daily.

****

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[3] In fact, the Fund expressly contemplates situations where the bid and the Adviser's assessment of a positions value might diverge significantly.
[4] Rule 22e-4(a)(11) defines "liquidity risk" as the risk that the Fund "could not meet requests to redeem shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und."

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc: Sean P. O'Malley, Esq.
        Andrew J. DeLorme, Esq.
        W. John McGuire, Esq.
        Philip K.W. Smith, Esq.

From:	Magovern, Andrea Ottomanelli
To:	"Yanoshik, Beau"
Cc:	Fields, Brent J.; Bottock, Kaitlin; Marchesani, Daniele; Wayne, Jenson; Williams, Matthew; Smith, Philip K.W.; McGuire, W. John
Subject:	RE: SSGA Active Trust - Staff Follow-up Comments
Date:	Friday, February 28, 2025 5:00:00 PM
Attachments:	image002.png
	image003.png

Thank you, Beau. At this time, we have no further comments.

Andrea

From: Yanoshik, Beau <joseph.yanoshik@morganlewis.com>
Sent: Friday, February 28, 2025 4:52 PM
To: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>
Cc: Fields, Brent J. <FieldsB@SEC.GOV>; Bottock, Kaitlin <bottockk@SEC.GOV>; Marchesani, Daniele <MarchesaniD@sec.gov>; Wayne, Jenson <wayneje@SEC.GOV>; Williams, Matthew <williamsmat@SEC.GOV>; Smith, Philip K.W. <philip.smith@morganlewis.com>; McGuire, W. John <john.mcguire@morganlewis.com>
Subject: RE: SSGA Active Trust - Staff Follow-up Comments

CAUTION: This email originated from outside of the organization. Do not click links or open attachments unless you recognize the sender and know the content is safe.

Hi Andrea,

Attached please find a letter responding to the two comments noted in your email below.

Thanks,
Beau

Beau Yanoshik
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW | Washington, DC 20004-2541
Direct: +1.202.373.6133 | Main: +1.202.739.3000 | Fax: +1.202.739.3001
Assistant: Jennifer Kay Ackelson | +1.202.373.6282 | jennifer.ackelson@morganlewis.com
joseph.yanoshik@morganlewis.com | www.morganlewis.com

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From: Magovern, Andrea Ottomanelli <MagovernA@SEC.GOV>
Sent: Friday, February 28, 2025 3:48 PM
To: McGuire, W. John <john.mcguire@morganlewis.com>
Cc: Yanoshik, Beau <joseph.yanoshik@morganlewis.com>; Fields, Brent J. <FieldsB@SEC.GOV>; Bottock, Kaitlin <bottockk@SEC.GOV>; Marchesani, Daniele <MarchesaniD@sec.gov>; Wayne, Jenson <wayneje@SEC.GOV>; Williams, Matthew <williamsmat@SEC.GOV>

Subject: SSGA Active Trust - Staff Follow-up Comments

[EXTERNAL EMAIL]

Hi John. As discussed, the staff has the below follow-up comments related to the SPDR SSGA Apollo IG Pubic & Private Credit ETF. Thank you.

Liquidity

We have concerns regarding the Fund's liquidity management program under Rule 22e-4 under the Act.[1] It appears that the program would allow the Fund to rely solely on current bids from Apollo under the Agreement to find an AOS Investment not to be illiquid.[2] We acknowledge that the liquidity of any Fund portfolio position will depend on future circumstances, but we do not believe it would be sufficient for purposes of the rule to rely solely on current bids from Apollo.

The agreement requires Apollo to provide three bids a day that remain open for 15 minutes. Further, Apollo has discretion to set the bid amount and is not required to provide bids that reflect the current market value of a position by any objective measure.[3] A current bid, soon expiring, therefore, will tell the Fund at what price the Fund can dispose of that position at that very time, but would not provide an indication of what price will be available to the Fund when Apollo delivers the next bid.

Rule 22e-4(b) requires the Fund to "adopt and implement a written liquidity management program ... that is <u>reasonably designed</u> to assess and manage its liquidity risk." (emphasis added).[4] A program that contemplates a liquidity assessment that focuses on a single point in time, regardless of what liquidity might be available past that moment does not seem reasonable for such purpose. In fact, Apollo's next bid might come in significantly lower, so that the position would become immediately illiquid. This approach is unlike the common situation where a fund relies on quotes from market participants, an underlying market exists, and quotes generally reflect that market. In that case, it seems reasonable for a fund to rely on those quotes expecting future quotes would continue to reflect market value, so that a lower quote would not typically mean that a position has become illiquid, but rather that its market value has decreased. We recognize that will also be the case at times for AOS Investments; our comment only refers to situations where the Fund does not have other sources of liquidity available other than a bid from Apollo and no such underlying market exists.

----

[1] For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a "market value" of the relevant AOS Investment under rule 22e-4(b)(1)(ii).

2 Under the rule, "illiquid investment" means "any investment that the [F]und reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of" the rule.

3 In fact, the Fund expressly contemplates situations where the bid and the Adviser's assessment of a positions value might diverge significantly.

4 Rule 22e-4(a)(11) defines "liquidity risk" as the risk that the Fund "could not meet requests to redeem shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und."

Valuation

Please disclose in the Fund's registration statement that it values its entire portfolio, including AOS Investments, daily.

Andrea Ottomanelli Magovern

Assistant Director
Division of Investment Management

OFFICE   +1 202-551-6768
magoverna@sec.gov



[1] For purposes of this discussion only, we are assuming the Fund would be able to sufficiently determine a "market value" of the relevant AOS Investment under rule 22e-4(b)(1)(ii).

[2] Under the rule, "illiquid investment" means "any investment that the [F]und reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, as determined pursuant to the provisions of paragraph (b)(1)(ii) of" the rule.

[3] In fact, the Fund expressly contemplates situations where the bid and the Adviser's assessment of a positions value might diverge significantly.

[4] Rule 22e-4(a)(11) defines "liquidity risk" as the risk that the Fund "could not meet requests to redeem shares issued by the [F]und without significant dilution of remaining investors' interests in the [F]und."